Exhibit 99.1

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(In thousands)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$414,968	$190,778
Restricted cash	10,010	7,000
Short-term deposits	—	5,020
Fees receivable	35,066	32,332
Investments in loans and securities	4,173	5,142
Prepaid expenses and other current assets	7,918	6,263
Total current assets	472,135	246,535
Restricted cash	4,770	6,797
Fees receivable	31,171	19,208
Investments in loans and securities	382,708	277,582
Equity method and other investments	19,083	14,841
Right-of-use asset	41,797	—
Property and equipment, net	24,971	7,648
Deferred tax assets, net	27,078	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	158	—
Total non-current assets	531,736	343,723
Total Assets	$1,003,871	$590,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,922	$11,580
Accrued expenses and other liabilities	39,870	17,093
Secured borrowing - current	28,007	—
Operating lease liability - current	6,423	—
Income taxes payable - current	11,760	—
Total current liabilities	88,982	28,673
Non-current liabilities:
Warrant liability	19,795	27,469
Secured borrowing - non-current	96,273	37,905
Operating lease liability - non-current	31,911	—
Income taxes payable	13,461	11,812
Total non-current liabilities	161,440	77,186
Total liabilities	250,422	105,859
Shareholders’ equity:
Additional paid-in capital(1)	857,680	420,217
Accumulated deficit	(276,424)	(111,878)
Total Pagaya Technologies Ltd. Shareholders’ Equity	581,256	308,339
Noncontrolling interests	172,193	176,060
Total shareholders’ Equity	753,449	484,399
Total Liabilities and Shareholders’ Equity	$1,003,871	$590,258

(1)	Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands, except share and per share data)

	Six Months Ended June 30,
	2022	2021
Revenue
Revenue from fees	$321,627	$173,455
Other Income
Interest income	29,461	9,801
Investment income (loss)	995	12
Total Revenue and Other Income	352,083	183,268
Costs and Operating Expenses
Production costs	197,260	99,774
Research and development	88,736	39,412
Sales and marketing	63,650	28,403
General and administrative	163,073	34,107
Total Costs and Operating Expenses	512,719	201,696
Operating Income (Loss)	(160,636)	(18,428)
Other income (loss), net	13,472	(18,771)
Income (Loss) Before Income Taxes	(147,164)	(37,199)
Income tax expense (benefit)	(2,590)	7,793
Net Loss	(144,574)	(44,992)
Less: Net income attributable to noncontrolling interests	19,972	7,546
Net Loss Attributable to Pagaya Technologies Ltd.	$(164,546)	$(52,538)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(164,546)	$(52,538)
Less: Deemed dividend distribution	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(164,546)	$(76,150)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted(1)	$(0.27)	$(0.14)
Weighted average shares outstanding:
Basic and Diluted(1)	616,371,816	563,664,856

(1)	Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’
EQUITY (DEFICIT)
FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands, except share amounts)

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non- Controlling Interests	Total Shareholders’ Equity
	Shares(1)	Amount
Balance – December 31, 2020	512,203,103	$—	$106,296	$2,885	$109,181	$84,945	$194,126
Issuance of ordinary shares, net of issuance costs of $11	45,853,066	—	36,639		36,639		36,639
Issuance of ordinary shares, net of issuance costs of $202	35,006,986	—	135,988		135,988		135,988
Issuance of ordinary shares upon exercise of share options	659,416	—	17		17		17
Share-based compensation			59,117		59,117		59,117
Deemed contribution			23,612		23,612		23,612
Deemed dividend distribution				(23,612)	(23,612)		(23,612)
Issuance of ordinary share warrants, net of issuance costs of $30			20,869		20,869		20,869
Contributions of interests in consolidated VIEs					—	83,788	83,788
Return of capital to interests in consolidated VIEs					—	(33,368)	(33,368)
Net Income				(52,538)	(52,538)	7,546	(44,992)
Balance – June 30, 2021	593,722,571	$—	$382,538	$(73,265)	$309,273	$142,911	$452,184

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non- Controlling Interests	Total Shareholders’ Equity
	Shares(1)	Amount
Balance – December 31, 2021	600,744,821	$—	$420,217	$(111,878)	$308,339	$176,060	$484,399
Issuance of ordinary shares upon exercise of share options	10,032,507	—	446		446		446
Vesting of restricted stock units	4,671	—
Share-based compensation			162,705		162,705		162,705
Issuance of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs of $57,400	43,132,377	—	274,312		274,312		274,312
Contributions of interests in consolidated VIEs						29,522	29,522
Return of capital to interests in consolidated VIEs						(53,361)	(53,361)
Net Income				(164,546)	(164,546)	19,972	(144,574)
Balance – June 30, 2022	653,914,376	$—	$857,680	$(276,424)	$581,256	$172,193	$753,449

(1)	Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income (loss)	$(144,574)	$(44,992)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(995)	(12)
Depreciation and amortization	1,148	282
Share-based compensation	162,705	59,117
Fair value adjustment to warrant liability	(13,268)	19,017
Change in operating assets and liabilities:
Fees receivable	(14,697)	(10,676)
Deferred tax assets, net	(21,397)	(1,921)
Prepaid expenses and other assets	(1,813)	(25,763)
Right-of-use asset	(41,797)	—
Accounts payable	(8,658)	2,914
Accrued expenses and other liabilities	5,963	1,895
Operating lease liability	38,334	—
Income tax accrual	13,409	9,402
Net cash (used in) provided by operating activities	(25,640)	9,263
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	50,090	42,106
Short-term deposits	5,020	—
Equity method and other investments	453	954
Payments for the purchase of:
Investments in loans and securities	(154,247)	(118,825)
Property and equipment	(1,657)	(885)
Equity method and other investments	(3,700)	(23,000)
Short-term deposits	—	(91,082)
Net cash used in investing activities	(104,041)	(190,732)
Cash flows from financing activities
Proceeds from sale of common stock in PIPE, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	193,496
Proceeds from secured borrowing	94,094	—
Proceeds from revolving credit facility	26,000	—
Proceeds received from noncontrolling interests	29,522	83,788
Proceeds from exercise of stock options	446	17
Distribution made to noncontrolling interests	(53,361)	(33,368)
Distribution made to revolving credit facility	(26,000)	—
Distribution made to secured borrowing	(7,719)	—
Net cash provided by financing activities	354,854	243,933
Net increase in cash, cash equivalents and restricted cash	225,173	62,464
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$429,748	$68,344

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE 1 — BUSINESS DESCRIPTION

Pagaya Technologies Ltd. and its consolidated subsidiaries (together “Pagaya” or the “Company”) is a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results for financial services providers, their customers, and asset investors. Financial services providers integrated in Pagaya’s network, which are referred to as “Partners,” range from high-growth financial technology companies to incumbent financial institutions, auto dealers and brokers. Partners utilize Pagaya’s network to extend financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles.

Pagaya Technologies Ltd. was founded in 2016 and is organized under the laws of the State of Israel. Pagaya has its primary offices in Israel and the United States.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies and their effect on our financial condition and results of operations are more fully described in the Company’s audited consolidated financial statements included in the Registration Statement on Form F-4. See Note 2 to the consolidated financial statements included in the Registration Statement on Form F-4.

Revenue Recognition

The Company’s revenue consists of two components: revenue from fees and revenue from other income, which is composed of interest income and investment income.

The amount of revenue from fees recognized reflects the consideration that the Company expects to receive in exchange for services provided. The Company applied the following five steps:

1.	Identification of the contract with the customer:

The Company determines a contract with a customer exists when each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, a conclusion has been reached that the customer has the ability and intent to pay, and the contract has commercial substance.

2.	Identification of the performance obligations in the contract:

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct and separately identifiable, whereby the customer can benefit from the services.

3.	Determination of the transaction price:

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Payment terms and conditions vary by contract.

4.	Allocation of the transaction price to the performance obligations in the contract:

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation.

5.	Recognition of revenue when, or as, a performance obligation is satisfied:

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised delivery of service to the customer.

Revenue From Fees

The Company earns fees when network volume is acquired by Financing Vehicles. Revenues from fees includes AI fees and Contract fees, which includes administration and management fees, performance fees, and servicing fees. These fees are the result of agreements with customers and are recognized in accordance with ASC 606, Revenue from Contracts with Customers.

Revenue is generally recognized on a gross basis in accordance with ASC 606 related to reporting revenue on a gross basis as a principal versus on a net basis as an agent, as the Company is primarily responsible for integrating the various services fulfilled by third party service providers and is ultimately responsible to the customers for the fulfillment of the related services. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records revenue on a net basis.

Network AI fees result from integrating services from Partners to Financing Vehicles, and fees are primarily recognized upon successful acquisition of network volume by these customers. These fees reflect the premium Financing Vehicles pay for network volume originated by our Partners with the assistance of our AI technology as well as fees that certain Financing Vehicles pay us upon their establishment. Revenues earned under this arrangement are $227.7 million, and $142.1 million, for the six months ended June 30, 2022 and 2021, respectively. Expenses paid to third parties for services that are integrated with the Company’s technology are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) as Production Costs.

Contract fees include administration and management fees, performances fees, and servicing fees. Contract fees totaled $27.3 million and $21.1 million for the six months ended June 30, 2022 and 2021, respectively. The Company recognizes administration fees over the service period for the Financing Vehicles managed or administered by the Company.

Performance fees are earned when certain Financing Vehicles exceed contractual return hurdles. They are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. An estimate is made by the Company based on a variety of factors including market conditions and expected loan performance. In the following period, the true performance is measured and then adjusted to ensure that the fees accurately represent actual performance. As such, there are revenues that result from performance obligations satisfied in the previous year. During the six months ended June 30, 2022, $0.8 million worth of fees represent performance obligations satisfied in 2021 that were lesser than the original estimate. During the six months ended June 30, 2021, $2.8 million worth of fees represent performance obligations satisfied in 2020 that were lesser than the original estimate.

Servicing fees for the Financing Vehicles, which primarily involve collecting payments and providing reporting on the loans within the securitization vehicles, are recognized over the service period. In addition, although the Company does not serve as a loan servicer, the Company performs agent duties with respect to the servicing of loans held by Financing Vehicles, the fees are recorded on a net basis.

Real estate fees totaled $66.6 million and $10.3 million for the six months ended June 30, 2022 and 2021, respectively. The Company commenced single-family residential activity in 2021, pairing its proprietary technology and data infrastructure approach with third party vendors to build a partner network and real estate platform. Real estate fees are earned for the obligations to provide setup services, arrange for the purchase of real estate assets, renovate the assets, provide administrative services, and arrange for the eventual sale of the assets. All of these fees are recognized over time except for the purchase and sale obligations, which are satisfied at the point in time of the respective transactions. As the Company is a principal for these services, revenues are recorded on a gross basis.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between payment and the transfer of services is expected to be one year or less.

For the six months ended June 30, 2022 and 2021, the finance component out of total consideration was not material.

Once revenue is recognized, it is recorded on the balance sheet in fees receivable until the payment is received from the customer. The timing of the recognition depends on the type of service as described above.

	Six Months Ended June 30,
	2022	2021
Services transferred at a point in time	$310,735	$153,819
Services transferred over time	10,890	19,636
Total revenue from fees, net	$321,625	$173,455

The Company had no material contract assets, contract liabilities, or deferred contract costs recorded as of June 30, 2022 and December 31, 2021.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Condensed Consolidated Statements of Financial Position as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Redeemable Convertible Preferred Stock

Prior to the Business Combination, the Company recorded shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480 and therefore classified all of its outstanding redeemable convertible preferred shares as temporary equity.

All redeemable convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into Class A Ordinary Share, and reclassified to permanent as a result of the Business Combination. See Note 3 for additional information.

Recently Adopted Accounting Pronouncements

Earnings Per Share

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivative and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40), which clarifies an issuer's accounting for certain modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The Company adopted ASU No. 2021-04 beginning January 1, 2022 on a prospective method. The adoption did not have a material impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02—Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018 and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Effective January 1, 2022, the Company adopted ASU 2016-02, using a modified retrospective approach. The impact of this standard resulted in an increase of “"right-of-use” assets and lease liabilities related to existing operating leases of approximately $43 million as of January 1, 2022 on the consolidated financial statements. Adoption of the standard also resulted in additional required disclosures. See Note 7 for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

Financial Instruments—Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023.

The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and disclosures.

Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company for the fiscal year beginning January 1, 2022, and interim periods within fiscal years beginning January 1, 2023. Early adoption is permitted.

The Company is currently assessing the impact of the guidance on its consolidated financial statements and disclosures.

Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. The guidance will be effective for the Company for the fiscal year beginning January 1, 2024 and interim periods within those fiscal years. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The Company is currently assessing the impact of the guidance on its consolidated financial statements and disclosures.

NOTE 3 — BUSINESS COMBINATION

On June 22, 2022 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated September 15, 2021 (the “Merger Agreement”), by and among the Company, EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

•
(i) immediately prior to the effective time (the “Effective Time”) of the Merger (as defined below), each preferred share, with nominal value New Israeli Shekel 0.01, of Pagaya (each, a “Pagaya Preferred Share”) was converted into ordinary shares, with no par value, of Pagaya (each, a “Pagaya Ordinary Share”) in accordance with Pagaya’s organizational documents (the “Conversion”), (ii) immediately following the Conversion but prior to the Effective Time, Pagaya adopted amended and restated articles of association of Pagaya, (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share has a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (in their capacity as shareholders of Pagaya, the “Founders”) each receiving Class B ordinary shares of Pagaya, without par value (the “Pagaya Class B Ordinary Shares”), which carry voting rights in the form of ten (10) votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A ordinary shares of Pagaya, without par value (the “Pagaya Class A Ordinary Shares”), which are economically equivalent to the Pagaya Class B Ordinary Shares and carry voting rights in the form of one (1) vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”);

•
at the Effective Time, Merger Sub merged with and into EJFA (the “Merger”), with EJFA continuing as the surviving company after the Merger (the “Surviving Company”), and, as a result of the Merger and the Business Combination, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

•
at the Effective Time, (i) each Class B ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class B Shares”) issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, Merger Sub or Pagaya or any of its subsidiaries at that time (such shares, the “Excluded Shares”), was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (ii) each Class A ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class A Shares”) issued and outstanding immediately prior to the Effective Time other than the Excluded Shares was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (iii) each issued and outstanding warrant of EJFA sold to the public and to Wilson Boulevard LLC, a Delaware limited liability company, in a private placement in connection with EJFA’s initial public offering (the “EJFA Warrants”) was automatically and irrevocably assumed by Pagaya and converted into a corresponding warrant exercisable for Pagaya Class A Ordinary Shares (“Pagaya Warrants”).

The warrants acquired in the Business Combination include (a) redeemable warrants issued by EJFA and sold as part of the units in the EJFA IPO (whether they were purchased in the EJFA IPO or thereafter in the open market), which are exercisable for an aggregate of 9,583,333 shares of common stock at a purchase price of $11.50 per share (the “Public Warrants”) and (b) warrants issued by EJFA to Wilson Boulevard LLC in a private placement simultaneously with the closing of the EJFA IPO, which are exercisable for an aggregate of 5,166,667 shares of common stock at a purchase price of $11.50 per share (the “Private Placement Warrants”). See Note 8 for additional information.

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Pagaya has been determined to be the accounting acquirer, primarily due to the fact that Pagaya Shareholders will continue to control the post-Closing combined company.

On the Closing Date, simultaneous with the closing of the Business Combination, the Company completed a PIPE financing whereby the Company received $350 million gross proceeds in exchange for 35,000,000 shares of common stock.

Total gross proceeds resulting from the transactions were $359.5 million, out of which total transaction costs amounted to approximately $57.4 million. The transaction costs allocated to the warrants liabilities in the amount of $1.2 million were recognized as expenses in the Company’s Condensed Consolidated Statement of Operations and Comprehensive Income (Loss).

In connection with the Business Combination, the Company’s board of directors approved a 1:186.9 stock split and a change in par value from NIS 0.01 to no par value. As a result, all shares, options, warrants, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these condensed consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these condensed consolidated financial statements.

NOTE 4 — BORROWINGS

As of June 30, 2022, the Company had secured borrowings with an outstanding balance of $124.3 million, as well as a revolving credit facility under which no borrowings had been made.

Risk Retention Master Repurchase

In December 2021, RRRR Repo Funding Trust 2021-1 (the “2021 RR entity”), a consolidated VIE, entered into a master repurchase agreement (the “2021 RRRR Repurchase Agreement”) to finance the Company’s risk retention balance in notes retained from two securitization transactions. Under this agreement, the balance borrowed by the 2021 RR entity has an interest rate of 3.618% per annum (as may be adjusted in accordance with the 2021 RRRR Repurchase Agreement) and is repaid using cash proceeds received by the 2021 RR entity as part of monthly cash distributions from the two securitization notes and amounts on deposit in a reserve account. As of June 30, 2022, the outstanding principal balance under the 2021 RRRR Financing Agreement $32.8 million.

In February 2022, Pagaya Structured Products LLC (the “PSP”), a wholly-owned subsidiary, entered into a master repurchase agreement (the “Master Agreement”) to finance the Company’s risk retention balance in notes and certificates retained from two securitization transactions. As of June 30, 2022, the outstanding principal balance under the Master Agreement was $63.4 million.

In May 2022, PSP entered into a master repurchase agreement (the “Master Repurchase Agreement”) to finance the Company’s risk retention balance in notes and certificates retained from one securitization transaction. As of June 30, 2022, the outstanding principal balance under the Master Repurchase Agreement was $28.1 million

Revolving Credit Facility

In December 2021, the Company entered into a revolving credit facility for up to $150.0 million (the “Credit Facility”). The Credit Facility bears interest at a rate per annum equal to, at the Company’s option, (i) a base rate, (determined based on the prime rate but, in any event, not less than the adjusted term Secured Overnight Financing Rate (the “SOFR Rate”)) plus a margin of 1.50%, (ii) an adjusted term SOFR Rate (subject to a 0.00% floor) plus a margin of 2.50% or (iii) an adjusted daily simple SOFR Rate (subject to a 0.00% floor) plus a margin of 2.50%. The Credit Agreement contains customary negative covenants and certain financial covenants, including maintaining (i) a minimum tangible net worth and (ii) liquidity of not less than $80.0 million.

On March 15, 2022, the Company entered into Amendment No. 1 to Credit Agreement (the “Amendment No. 1”), pursuant to which Silicon Valley Bank provided an increase to the commitments under the Revolving Credit Facility in a principal amount of $30.0 million, which resulted in the aggregate principal amount of commitments under the Revolving Credit Facility increasing to $180.0 million.

As of June 30, 2022, no borrowings have been made under the Credit Facility. The Company is in compliance with all covenants.

NOTE 5 — INVESTMENTS IN LOANS AND SECURITIES

Investments in loans and securities are recorded at amortized cost as of June 30, 2022 and December 31, 2021 in the Condensed Consolidated Financial Position (in thousands). As provided in Note 6, a portion of these investments in loans and securities are consolidated as a result of our determination that the Company is the primary beneficiary of certain VIEs.

	As of June 30, 2022
Investments in loans and securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
ABS – Consumer / Auto Loan / Real Estate	$374,991	$11,332	$—	$386,323
Other loans and receivables	11,890	—	—	11,890
Total Investment Securities	$386,881	$11,332	$—	$398,213

	As of December 31, 2021
Investments in loans and securities	Amortized Cost	Gross Unrealized Losses	Fair Value
ABS – Consumer / Auto Loan	$270,067	$—	$288,715
Other loans and receivables	12,657	—	12,657
Total Investment Securities	$282,724	$—	$301,372

Equity Method Investments and Other Investments

The following investments, accounted for under the equity method, are included within Equity method and other investments in the Condensed Consolidated Financial Position (in thousands):

	Carrying Value
	June 30, 2022	December 31, 2021
Investments in Pagaya SmartResi F1 Fund, LP(1)	$15,347	$14,352
Other	3,736	489
Total Equity Method Investments and Other Investments	$19,083	$14,841

(1)	Pagaya owns approximately 6.38% and is the general partner of Pagaya Smartresi F1 Fund LP.

NOTE 6 — CONSOLIDATION AND VARIABLE INTEREST ENTITIES

The Company has variable interests in related securitization vehicles that it sponsors. The Company consolidates VIEs when they are deemed to be the primary beneficiary. In order to be primary beneficiary, the Company must have a controlling financial interest in the VIE. This is determined by evaluating if the Company has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated VIEs

As of June 30, 2022 and December 31, 2022, the Company has determined that it is the primary beneficiary for Pagaya Structured Holdings LLC, Pagaya Structured Holdings II LLC, and Pagaya Structured Holding III LLC (“Risk Retention Entities”). As sponsor of securitization transactions, the Company is subject to risk retention requirements and established the Risk Retention Entities to hold risk retention assets.

Below is a summary of assets and liabilities from the Company’s involvement with consolidated VIEs (i.e., Risk Retention Entities) (in thousands):

	Assets	Liabilities	Net Assets
As of June 30, 2022	$215,458	$—	$215,458
As of December 31, 2021	$220,293	$—	$220,293

Unconsolidated VIEs

The Company determined that it is not the primary beneficiary of the trusts which hold the loans and issue securities associated with the securitization transactions the Company sponsors. The Company does not have the power to direct or control the activities which most significantly affect the performance of the trusts, which was determined to be servicing loans.

The Company’s maximum exposure to loss from its involvement with unconsolidated VIEs represents the estimated loss that would be incurred under severe, hypothetical circumstances, for which the Company believes the possibility is remote, such as where the value of securitization notes and senior and residual certificates the Company holds as part of the risk retention requirement declines to zero.

Below is a summary of the Company’s direct interest in (i.e., not held through Risk Retention Entities) variable interests in nonconsolidated VIEs (in thousands):

	Carrying Amount	Maximum Exposure to Loss	VIE Assets
As of June 30, 2022	$167,603	$167,603	$3,958,419
As of December 31, 2021	$57,193	$57,193	$1,330,396

From time to time, the Company may, but is not obligated to, purchase collateral of the Financing Vehicles. Such repurchases can occur at the Company’s discretion.

For the six months ended June 30, 2022, the Company purchased loans with approximately $9.0 million of unpaid principal from securitization vehicles and recognized a loss of approximately $8.1 million in general and administrative expenses with respect to these loans. During the six months ended June 30, 2021, the Company did not purchase any loans from securitization vehicles.

NOTE 7 — LEASES

The Company leases facilities under operating leases with various expiration dates through 2036. The Company leases office space in New York, Israel and several other locations.

The security deposits for the leases are $4.3 million and $2.9 million as of June 30, 2022 and December 31, 2021, respectively. As of June 30, 2022, $4.3 million have been recognized as restricted cash, noncurrent in the Condensed Consolidated Financial Position. As of December 31, 2021, $2.9 million have been recognized as restricted cash, noncurrent in the Condensed Consolidated Financial Position.

The Company’s operating lease expense consists of rent and variable lease payments. Variable lease payments such as common area maintenance were included in operating expenses. Rent expense for the Company’s short-term leases was immaterial for the periods presented. Operating lease expense was as follows:

Six Months Ended June 30,
2022
Rent expense	$5,149
Variable lease payments	$198

Supplemental balance sheet information related to the Company’s operating leases was as follows:

As of June 30, 2022
Weighted-average remaining lease term (in years)	8.07
Weighted-average discount rate	3.91%

As of June 30, 2022, future minimum lease commitments under non-cancelable operating leases were as follows (in thousands):

Remaining 2022	$3,952
2023	7,459
2024	5,399
2025	4,429
2026	4,429
Thereafter	19,259
Total	44,927
Less: imputed interest	(6,593)
Total operating lease liabilities	$38,334

NOTE 8 — WARRANT LIABILITY

On June 22, 2022, in connection with the Business Combination, the Company assumed 9,583,333 Public Warrants and 5,166,667 Private Placement Warrants, all of which were outstanding as of June 30, 2022. See Note 3 for additional information. In addition to these assumed warrants, 4,316,570 private placement warrants, previously-issued to certain investors, were outstanding as of June 30, 2022.

Public Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on July 22, 2022. The Public Warrants will expire on June 22, 2027 or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No public warrant will be exercisable, and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a public warrant unless the Class A Ordinary Share, issuable upon such warrant exercise, has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants.

Redemption of Public Warrants for Cash

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Public Warrants when the per share price of Class A Ordinary Shares equals or exceeds $10.00

Once the public warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•
for cash at a price of at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table included in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Ordinary Shares as described in the Warrant Agreement; and

•
if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $10.00 per share (subject to adjustment in compliance with the terms of the Warrant Agreement) for any 20 trading days within a 30 trading-day period ending on, and including, the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption as described above under “—Redemption of Public Warrants for Cash,”, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger, or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A Ordinary Shares at a price below its exercise price. Additionally, in no event will the Company be required to net-cash settle the warrants.

Private Placement Warrants — Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Other Warrants — In connection with the Business Combination, certain previously-issued warrants were converted into private placement warrants to purchase Class A Ordinary Shares. The private placement warrants are subject to restrictions on transfer, assignment and sale pursuant to the applicable warrant agreement and the Company’s Articles of Association.

These warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Condensed Consolidated Statements of Financial Position. The warrant liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss).

The Company used the option pricing model to derive the fair value of the private placement warrants. The following are the significant assumptions in determining the fair value of the private placement warrants as of June 30, 2022.

	June 30, 2022
	Private Placement Warrants	Other Warrants
Exercise price	$11.50	$0.00005
Share price	$4.18	$4.18
Expected volatility	39.00%	39.00%
Expected term (in years)	5.0	5.7
Risk free interest	3.01%	3.01%
Dividend yield	—%	—%

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings — From time to time the Company is subject to legal proceedings and claims in the ordinary course of business. The results of such matters often cannot be predicted with certainty. In accordance with applicable accounting guidance, the Company established an accrued liability for legal proceeding and claims when those matters present loss contingencies which are both probable and reasonably estimable. All such liabilities arising from current legal and regulatory matters, to the extent such matters existed, have been recorded in accrued expenses and other liabilities and these matters are immaterial.

Indemnifications — In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers and other third parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of June 30, 2022 and December 31, 2021, there have been no known events or circumstances that have resulted in a material indemnification liability and the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications.

NOTE 10 — TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, the Company may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders (commonly referred to as related parties). The Company has transactions with the securitization vehicles and other Financing Vehicles which are also related parties.

As of June 30, 2022 the total fee receivables from related parties are $65.2 million, which consist of $46.9 million from securitization vehicles and $18.3 million from other Financing Vehicles. As of December 31, 2021, the total fee receivables from related parties are $51.5 million, which consists of $46.9 million from securitization vehicles and $$4.6 million from other Financing Vehicles.

As of June 30, 2022 and December 31, 2021, prepaid expenses and other assets include amounts due from related parties of $1.7 million and $1.4 million, respectively, all of which were attributable to Financing Vehicles. During the six months ended June 30, 2022 and 2021, the Company purchased $9.1 million and $0.0 million of loan principal from Financing Vehicles, respectively.

For the six months ended June 30, 2022, the total revenue from related parties is $321.0 million, which consists of $230.2 million from securitization vehicles and $90.8 million from other Financing Vehicles. During the six months ended June 30, 2021, the total revenue from related parties is $173.4 million, which consists of $143.2 million from securitization vehicles and $30.2 million from other Financing Vehicles.

Significant customers are those which represent 10% or more of the Company’s total revenue for each respective period presented. Two related parties individually represented greater than 10% of total revenue and collectively totaled approximately 55% for the six months ended June 30, 2022. During the six months ended June 30, 2021, three related parties individually represented greater than 10% of total revenue and collectively totaled approximately 64%.

Other Affiliated Payables

Other affiliated payables, consisting of employee payables, are $0.5 million and $2.5 million as of June 30, 2022 and December 31, 2021, respectively.

NOTE 11 — FAIR VALUE MEASUREMENT

The below tables contain information about assets that are not measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021 (in thousands):

	At June 30, 2022
	Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$429,748	$429,748	$—	$—	$429,748
Investments in loans and securities	386,881	$—	$—	398,213	398,213
Fees receivable	66,237	$—	66,237	$—	66,237
Total	$882,866	$429,748	$66,237	$398,213	$894,198

	At December 31, 2021
	Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$204,575	$204,575	$—	$—	$204,575
Short-term deposits	5,020	5,020	—	—	5,020
Investments in loans and securities	282,724	—	—	301,372	301,372
Fees receivable	51,540	—	51,540	—	51,540
Total	$543,859	$209,595	$51,540	$301,372	$562,507

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	Level	June 30, 2022	December 31, 2021
Warrant liability - Public Warrants	1	$3,753	$—
Warrant liability - Private Placement Warrants	3	2,326	—
Warrant liability - Other Warrants	3	13,716	27,469
Total		$19,795	$27,469

The following tables summarize the Warrant liability activity for the six months ended June 30, 2022 and 2021 (in thousands):

Six Months Ended June 30, 2022
Balance as of December 31, 2021	$27,469
Exercise of warrants	—
Assumed warrants in connection with the Business Combination(1)	5,594
Change in fair value	(13,268)
Balance as of June 30, 2022	$19,795

(1)	See Note 3 for additional information.

Six Months Ended June 30, 2021
Balance as of December 31, 2020	$2,471
Exercise of warrants	—
Change in fair value	19,017
Balance as of June 30, 2021	$21,488

NOTE 12 — ORDINARY SHARES AND ORDINARY SHARE WARRANTS

As of June 30, 2022, 10,000,000,000 shares with no par value are authorized, of which, 8,000,000,000 shares are designated as Class A Ordinary Share, and 2,000,000,000 shares are designated as Class B Ordinary Share.

As of June 30, 2022, the Company had reserved ordinary shares for future issuance as follows:

June 30,
2022
Share options	83,784,170
Options to restricted shares	243,507,150
RSUs	3,191,633
Warrants	46,100,020
Shares available for future grant of equity awards	111,207,056
Total shares of ordinary share reserved	487,790,029

Ordinary Share Warrants

As of June 30, 2022, there were 27,033,450 warrants to purchase ordinary shares with an exercise price of $0.000005 per share.

The ordinary share warrant vest and become exercisable, in whole or in part, upon the vesting of the Options for Restricted Shares Agreements granted to the founders (see Note 13) and in ratio correlating hereto.

The Company has accounted for the ordinary share warrants as equity-classified warrants as they met the requirements for equity classification under ASC 815, including whether the ordinary share warrants are indexed to the Company’s own ordinary shares. Accordingly, the Company has recorded the fair value of $20.9 million for such ordinary share warrants within additional paid in capital on the issuance date.

As of June 30, 2022, 50% of the ordinary share warrants met the vesting conditions and none of them have been exercised.

NOTE 13 — SHARE BASED COMPENSATION

Share Options—Share options granted expire at the earlier of termination of employment or ten years from the date of grant. Share options generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

The following table summarized the Company’s share option activity under the Plan during the six months ended June 30, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2021	87,262,874	$0.62	8.88	$184,841
Granted	11,733,462
Exercised	10,032,507
Forfeited	5,179,659
Balance, June 30, 2022	83,784,170	$0.78	8.75	$284,078
Vested and exercisable, June 30, 2022	24,290,584	$0.23	8.27	$95,976

The weighted-average grant date fair value of employee options granted for the six months ended June 30, 2022 and 2021, was $6.7 and $265.2, respectively. The aggregate intrinsic value of options exercised was approximately $41.5 million and $0.6 million for the six months ended June 30, 2022 and 2021, respectively. The total fair value of share options vested for the six months ended June 30, 2022 and 2021, was $17.7 and $14.5, respectively.

Share-based compensation expense is based on the grant-date fair value on a straight-line basis for graded awards with only service conditions, which is generally the option vesting term of four years. The fair value of each option on the date of grant is determined using the Black Scholes-Merton (BSM) option pricing model using the single-option award approach with the assumptions set forth in the table below. If any of the assumptions used in the BSM change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.

Fair Value of Ordinary Shares—The fair value of the ordinary share underlying the options has historically been determined by management and the board of directors. Since there has been no public market for the Company’s ordinary shares, the board of directors has determined the fair value of an ordinary share at the time of grant of the option by considering several objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The Company’s board of directors determined the fair value of ordinary shares based on valuations performed by an unrelated valuation specialist.

Expected Volatility—Volatility is based on historical volatility rates obtained from certain public companies that operate in the same or related business as the Company since there is limited historical market data for Company’s ordinary share.

Risk-Free Interest Rate—The risk-free interest rate is determined using a U.S. Treasury zero-coupon bonds for the period that coincides with the expected term set forth.

Expected Term—The expected term of share options represents the weighted average period the share options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company has opted to use the simplified method for estimating the expected term as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average time-to-vesting and the contractual life of the options. For other option grants, the Company estimated expected term based on the average expected term used by a peer group of publicly traded companies. This peer group was selected by the Company using criteria including similar industry, similar revenue and market capitalization.

Expected Dividend Yield—The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The assumptions used to estimate the fair value of share options granted for the six months ended June 30, 2022 and 2021 were as follows:

	Six Months Ended June 30,
	2022	2021
Expected volatility	46.91%-49.39%	44.90%
Expected term (in years)	5.00-6.19	5.00-6.3
Risk free interest	1.68%-3.39%	0.71%-1.12%
Dividend yield	—	—
At June 30, 2022, unrecognized compensation expense related to unvested share options was approximately $187.8 million, which is expected to be recognized over a remaining weighted-average period of 2.77 years.

Restricted Stock Units (RSUs)—RSUs granted are forfeited at termination of employment. RSUs generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. Any RSUs, which are forfeited or not exercised before expiration, become available for future grants.

The following table summarized the Company’s RSU activity during the six months ended June 30, 2022:
	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31, 2021	—	$—
Granted	3,269,801	7.99
Vested	78,168	7.99
Forfeited	—	—
Unvested at June 30, 2022	3,191,633	$7.99

At June 30, 2022, unrecognized compensation expense related to RSUs was approximately $24.5 million, which is expected to be recognized over a remaining weighted-average period of 3.79 years.

Options to Restricted Shares

In March 2021, the Company granted 224.2 million options to purchase restricted shares (the “First Awards”) at an exercise price of approximately $1.58 per share to certain employees. These First Awards will vest upon the earlier of the following vesting conditions to occur of (i) a Transaction (defined as (a) a sale of all or substantially all assets or shares of the Company; or (b) a merger, consolidation, amalgamation or like transaction; or (c) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction) and (ii) Public Event (defined as an IPO or a SPAC) (each, a “Qualifying Event”). The Qualifying Event, further, contains additional market-based vesting conditions driven by the total value of the Company. The First Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event. However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.

In December 2021, the Company granted 5.1 million options to purchase restricted shares (the “Second Awards”) at an exercise price of approximately $3.38 per share to certain directors. These Second Awards will vest upon the earlier of the following vesting conditions to occur of a Qualifying Event. The Second Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event. However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.

In December 2021, the Company granted 7.3 million options to purchase restricted shares (the “Third Awards”) at an exercise price of approximately $3.11 per share to certain employees. These Third Awards will vest upon the following: (i) The Valuation-Based Vesting Condition may be satisfied at any date on or after March 31, 2022 based on the Total Value of the Company on such date (which shall be determined based on an independent third party valuation or, if the Company’s shares are publicly traded, based on the average trading price of a share of the Company over a period of sixty (60) days). Any options or shares received in connection with the exercise of an option that have not satisfied the Valuation-Based Vesting Condition on or prior to the tenth anniversary of the Grant Date (or such shorter period required by applicable law or for tax efficiency purposes) (the “Expiration Date”) shall expire or be forfeited without consideration, as applicable, on the Expiration Date, and (ii) The Time-Based Vesting Condition shall be satisfied over a period of four (4) years commencing as of March 31, 2022, such that 25% of the options shall vest and become exercisable on March 31, 2023, 25% shall vest and become exercisable on March 31, 2024, 25% shall vest and become exercisable on March 31, 2025 and the remaining 25% shall vest and become exercisable on March 31, 2026 (rounded to the nearest number at each vesting date).

The following table summarized the Company’s options to restricted shares activity during the six months ended June 30, 2022:

	Number of Options to Restricted Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2021	245,167,369	$1.66	9.25	$1,526,114
Granted	1,665,825	2.15
Exercised	—
Forfeited	3,326,044	3.28
Balance, June 30, 2022	243,507,150	$1.64	8.75	$617,713
Vested and exercisable, June 30, 2022	116,381,920	$1.58	8.71	$302,726

At June 30, 2022, unrecognized compensation expense related to options to restricted shares was approximately $99.8 million, which is expected to be recognized over a remaining weighted-average period of 2.08 years.

Share-Based Compensation Expense

The following table presents the components and classification of share-based compensation for the six months ended June 30, 2022 and 2021 (in thousands):

	Six Months Ended June 30,
	2022	2021
Research and development	$60,243	$25,074
Selling and marketing	38,889	16,779
General and administrative	63,572	17,264
Total	$162,704	$59,117

Share-based compensation for the six months ended June 30, 2021 included compensation of $56.8 million related to a secondary sale by certain employees to certain investors, which was included in research and development, sales and marking, and General and administrative.

NOTE 14 — INCOME TAXES

Corporate Income Tax - Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

In 2021, Pagaya applied to Israeli Tax authorities for Preferred Technological Enterprise (“PTE”) status and received approval on November 18, 2021. The approval is effective for the tax years 2020 through 2024. Income from a PTE is subject to 12% tax rate.

Foreign Exchange Regulations in Israel - Under the Foreign Exchange Regulations, the Company calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company’s effective tax rates for the six months ended June 30, 2022 and 2021 are as follows (in thousands):

	Six Months Ended June 30,
	2022	2021
Provision (benefit) for income taxes	$(2,590)	$7,793
Effective tax rate	1.8%	(20.9)%

The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by discrete items that may occur in any given year but is not consistent from year to year.

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 15 — NET INCOME (LOSS) PER SHARE

Net income (loss) per share is presented in conformity with the two-class method required for multiple classes of ordinary share and participating securities.

Basic income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period and excludes any dilutive effects of ordinary shares equivalent shares such as share options, restricted stock units and warrants. Diluted income (loss) per share is computed using the weighted-average number of ordinary shares outstanding and potentially dilutive ordinary share options, restricted stock units and warrants.

The following table sets forth the calculation of basic and diluted net loss per share attributable to ordinary shareholders for the six months ended June 30, 2022 and 2021 (in thousands, except share and per share data):

	Six Months Ended June 30,
	2022	2021
Net income (loss) per share
Numerator:
Net income (loss) attributable to Pagaya Technologies Ltd. shareholders	$(164,546)	$(52,538)
Less: Deemed dividend distribution	—	(23,612)
Net income (loss) attributable to attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	(164,546)	(76,150)

	Six Months Ended June 30,
	2022	2021
Denominator:
Weighted average shares used net income (loss) per ordinary share, basic and diluted	616,371,816	563,664,856
Net income (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.27)	$(0.14)

The following potentially dilutive outstanding securities as of June 30, 2022 and 2021 were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods:

	June 30,	June 30,
	2022	2021
Share options	77,416,291	67,014,927
Options to restricted shares	243,507,150	232,763,841
RSUs	3,191,633	—
Warrants	32,629,168	34,991,103
Net potential dilutive outstanding securities	356,744,242	334,769,871